SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, February 01, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B-, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America hereby announces preliminary air traffic figures for the month of December, for the fourth quarter and for 2015. Comparisons refer to the same period of 2014.

GOL’s highlights

|           GOL’s domestic supply fell by 3% in December and 4% in 4Q15, remaining stable in 2015 – in line with the Company’s 2015 guidance of an annual reduction between -1% and stable.

|           Domestic demand reduced by 6% in December and 8% in 4Q15, leading to a load factor of 78.0% and 76.0%, respectively. In 2015, domestic demand increased by 1% compared to 2014, with load factor of 78.0%, recording an increase of 0.2 p.p.

|           In the international market, supply was reduced in December and in 4Q15 by 22% and 13%, respectively, and increased by 3% in 2015 – as a result of network adjustments during the year. Meanwhile, demand fell by 20% and 13% in December and in 4Q15, respectively, registering a load factor of 71.7% in the month and 70.8% in the quarter. In 2015, international demand increased 4%, registering a load factor of 71.6%, an increase of 0.6p.p.

|           In 4Q15, net PRASK increased by 2.3% and 7.2%, and yield grew by 6.8% and 11.7% compared to 4Q14 and 3Q15, respectively, reflecting the Company’s recent actions focused on the operating result recovery.

|           Jet fuel stood between R$2.25 and R$2.29 per liter in 4Q15, which represents a decrease of approximately 6% in relation to 2014. The per-liter fuel price in Reais in the quarter partially benefited from the fall in international prices of 44,6%, however it was adversely impacted by the average depreciation of 51,1% of the Real against the Dollar in the period, besides the 45-day delay in jet fuel price formation due to the criterion of fuel pricing in Brazil.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eleven abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

1	GOL Linhas Aéreas Inteligentes S.A.

Operating data*	Dec/15	Dec/14	% Var.	4Q15	4Q14	% Var.	2015	2014	% Var.
Total System
ASK (mm)	4,565	4,821	-5%	12,518	13,155	-5%	49,744	49,503	0%
RPK (mm)	3,529	3,804	-7%	9,440	10,352	-9%	38,411	38,084	1%
Load Factor	77.3%	78.9%	-1.6 p.p	75.4%	78.7%	-3.3 p.p	77.2%	76.9%	0.3 p.p
Pax on board	3,484	3,801	-8%	9,584	10,709	-11%	38,868	39,749	-2%
Domestic
ASK (mm)	4,093	4,220	-3%	11,072	11,497	-4%	43,450	43,373	0%
RPK (mm)	3,191	3,383	-6%	8,416	9,181	-8%	33,903	33,731	1%
Load Factor	78.0%	80.2%	-2.2 p.p	76.0%	79.9%	-3.9 p.p	78.0%	77.8%	0.2 p.p
Pax on board	3,319	3,612	-8%	9,088	10,169	-11%	36,768	37,662	-2%
International
ASK (mm)	472	602	-22%	1,446	1,657	-13%	6,294	6,130	3%
RPK (mm)	338	421	-20%	1,024	1,171	-13%	4,508	4,354	4%
Load Factor	71.7%	70.0%	1.7 p.p	70.8%	70.7%	0.1 p.p	71.6%	71.0%	0.6 p.p
Pax on board	165	189	-13%	495	540	-8%	2,100	2,087	1%

*Source: National Civil Aviation Agency (ANAC) and the Company for the current month.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.